

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2013

Via E-mail
Pamela H. Patsley
Chairman and Chief Executive Officer
MoneyGram International, Inc.
2828 N. Harwood St., 15th Floor
Dallas, TX 75201

      Re: MoneyGram International, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2012
              Filed March 4, 2013
              File No. 001-31950

Dear Ms. Patsley:

      We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

General

1.   We note that your subsidiary, MoneyGram Payment Systems, Inc., continues to be identified on the OFAC website as an authorized remittance forwarder to Cuba. Also, you include on page 6 and elsewhere in the filing information regarding your operations in Africa and the Middle East, regions that include Sudan and Syria. As you know, Cuba, Sudan, and Syria are designated as state sponsors of terrorism by the State Department, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure about operations related to Cuba, Sudan, or Syria.

Please describe to us the nature and extent of any past, current, and anticipated contacts with Cuba, Sudan, and/or Syria, whether through direct or indirect arrangements, since your letters to us dated January 28, 2011, March 7, 2011, and March 24, 2011. Your response should describe any funds or services you have provided into Cuba, Sudan, or Syria, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.

2.   Please discuss for us the materiality of any contacts with Cuba, Sudan, and/or Syria you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan, or Syria.

Exhibit Index, page 72

Exhibit 23, Consent of Deloitte & Touche LLP

3.   Please amend to include a consent from the independent registered public accounting firm that references the dates of the reports that are the same as the dates of the reports included in the filing on pages F-3 and F-4. In this regard, the consent refers to reports dated March 1, 2013, while the reports in the filing are dated March 4, 2013.

Exhibit 24, Power of Attorney

4.   Please amend to include a power of attorney that has been properly dated. Refer to Rule 12b-11(d) of the Exchange Act.

Form 10-Q for the Quarterly Period Ended March 31, 2013

Exhibit 32.1, Section 906 Certification of Chief Executive Officer

5.   Please amend to also certify that information contained in the periodic report fairly presents, in all material respects, the financial condition and results of operations of the issuer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief